Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

August 14, 2024

ITEM 3	NEWS RELEASE

The Company issued a news release on August 14, 2024 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGE

The Company announced that the Company and the holders of US$51 million principal amount of 8.99% senior secured convertible notes have agreed that all accrued interest owing to August 15, 2024, on the convertible notes will be “paid-in-kind,” not in cash, and added to the outstanding principal amount of the notes. As a result of this agreement, the Company will issue additional notes in the principal amount of US$6.5 million. The Company also announces the filing of its second quarter financial results.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that the Company and the holders of US$51 million principal amount of 8.99% senior secured convertible notes have agreed that all accrued interest owing to August 15, 2024, on the convertible notes will be “paid-in-kind,” not in cash, and added to the outstanding principal amount of the notes. As a result of this agreement, the Company will issue additional notes in the principal amount of US$6.5 million. The Company also announces the filing of its second quarter financial results.

The 8.99% senior secured convertible notes were issued pursuant to an indenture dated February 13, 2023, entered into among the Company, GLAS Trust Company LLC, as trustee for the notes and the noteholders. A supplemental indenture to the note indenture will be entered into which will govern the additional notes, a copy of which has been filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov.

The payment in kind and the issuance of additional notes is subject to certain conditions, including the approval of the TSX Venture Exchange (the “TSXV”).

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Trent Mell

Chief Executive Officer

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

August 15, 2024

Cautionary Note Regarding Forward-Looking Statements

This report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding completion of the issuance of the interest notes and the approval of the TSXV. Forward- looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.